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i think that wicked bold is
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going to change people's lives
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wicked bold is a company that
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lives off of being bold
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taking risks failing
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and failing and succeeding
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and we want our brand
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to do more than just
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give people chocolate we want
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to be a company that helps people
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take risks live life boldly
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say yes to things that
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they wouldn't say yes to we want to
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motivate others
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and inspire others to do
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bold things that's wicked bold to me
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we get our chocolate from belize
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can you believe that
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let's start the process with these beans
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so after roasting these beans to
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perfection we put them in our grinder
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it's called the crankenstein this cracks

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up the bean and separates the husk from
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the nib
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as it pours down the pvc tubing
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after it's been sorted now it's grinding
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time
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we put this into our melon js that can
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handle up to 10 pounds of chocolate at a
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time
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and grinds this chocolate into a really
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fine texture
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so that when you eat it it's super
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smooth
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i think what makes wicked bold unique as
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a business is that
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as founders we're not afraid to get in
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front of the camera and be the face of
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the brand
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so we're out at farmers markets where
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we're doing personal videos we're
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building a real good
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culture um not only from a market
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perspective but from an

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internal organizational perspective and
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i think you know a lot of the businesses
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that i see being created today kind of
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hide behind that brand and let the brand
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do the speaking for them and
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i think there's something special and
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unique about a family company that
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sticks to its roots as they go to market
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i have two really big missions when it
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comes to wicked bold and it's no matter
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how big of a brand we become
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no matter how many products we develop
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and go to market with we always stay
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consistent with the fact that we're
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producing
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real food without any weird ingredients
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the second piece is to show other
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entrepreneurs that you don't need
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millions of dollars to create a strong
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and successful brand
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you can be an entrepreneur with a
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hundred dollars and start something

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you're really passionate about
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take it to market and let the market
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carry you to success
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i'm brooklyn i'm ophelia i'm landon and
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i'm derek
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and we are wicked bold chocolate we hope
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you loved our video and we're looking
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forward to hearing back
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bye